UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BCO Hydrocarbon Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

05536B 107
(CUSIP Number)

Jacqueline Danforth
International Securities Group Inc.
1530 9th Ave SE
Calgary, Alberta, T2G 0T7
(403) 693-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05536B 107

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Daniel Brooks

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	United States

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	18,750,000 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	18,750,000 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	18,750,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	44.12%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                      Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.0001 par value, of BCO Hydrocarbon Ltd. (the “Issuer”).  Its principal executive offices are located at 8520 NE 25th St, Clyde Hill, WA 98004-1645.

This Amendment amends the statement originally filed by the Reporting Person with the Securities and Exchange Commission on September 25, 2009.  The purpose of this Amendment is to report a change in the percentage of ownership of the Company’s outstanding shares of common stock beneficially owned by the Reporting Person as a result of sales of common stock by the Reporting Person in private transactions.

(a) Name:

This statement is filed by Daniel Brooks (the “Reporting Person”).

(b)  Residence or Business Address:

The residence address of the Reporting Person  is – 8520 NE 25th St., Clyde Hill, WA 98004-1645.

(c)  Present Principal Occupation and Employment:

The principal occupation of the Reporting Person is a self-employed consultant in the industry of finance.  The Reporting Person’s business address is 8520 NE 25th St., Clyde Hill, WA 98004-1645.

(d)  Criminal Proceedings:

  During the last five (5) years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a United States citizen.

Item 5.                      Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of the date of this filing, the Reporting Person holds a total of 18,750,000 shares of common stock of the Issuer directly in his name which represents 44.12% of a total of 42,750,000 issued and outstanding shares as of the date of this Schedule 13D.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over all of the shares of common stock beneficially owned by him.

(c)           Transactions within the Past 60 Days

The Reporting Person sold a total of 16,250,000 shares of common stock of the Issuer through private transactions to three purchasers at a deemed price of $0.0005 per share of common stock, of which a total of 12,250,000 shares of common stock were sold to an officer and director of the Issuer, a total of 2,000,000 shares of common stock was sold to a private investor domiciled in Canada and 2,000,000 shares were sold to a company domiciled in Belize.

(d)           Certain Rights of Other Persons

The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares held by him.  The Reporting Person has the right to receive the dividends.  No one other than the Reporting Person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of the shares held by the Reporting Person and  referred to above in paragraph (a) of this Item 5.

(e)           Beneficial Ownership Percentage

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 4, 2009
Date

/s/ Daniel Brooks
Signature

Daniel Brooks
Name/Title